

March 7, 2013

<u>Via E-mail</u>
Nathaniel B. Sisitsky
Vice President and Associate General Counsel
CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130

> **Re:** **CareFusion Corporation**
> **Post-effective amendment to Form S-3 on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-168555**

Dear Mr. Sisitsky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please resolve all outstanding comments on your Exchange Act filings prior to the effectiveness of your post-effective amendment to your registration statement.

<u>Explanatory Note</u>

2. Please provide us with your analysis of how you have complied with the registration requirements of Section 5 of the Securities Act of 1933 since the due date of your Form 10-K for the fiscal year ended June 30, 2012 with respect to the transactions for which you have filed this post-effective amendment. Address any offer or sale of the securities, and the prospectus updating requirements of Section 10 of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Jeffrey C. Thacker, Esq.
        DLA Piper LLP